EFES

04030372

File: 082-04144

SUPPL

May 21st, 2004

Erciyas Biracilik Ve Malt Sanayi

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes Biracılık ve Malt~~ Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING RECEIVED MAY 24 2004 WASH. D.C. 158 SECTION

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, the minutes of the 2003 ordinary General Assembly Meeting of shareholders of Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

5/25

The Minutes of Annual Ordinary Meeting of General Assembly of Shareholders of Anadolu Efes Biracılık ve Malt Sanayi Anonim Şirketi held on Monday, 14.05.2004 at 14.00 hours

Meeting has been held at the address located at "Esentepe Mahallesi, Anadolu Cad. No.3, Kartal / İstanbul" on above – specified date and time by participation of **Mr. Fevzi Ülker**, the Commissary of the Ministry who has been appointed and assigned for this task by letter dated 13.05.2004 and numbered 25150 of Istanbul Province Industry and Trade Directory.

It has been observed and seen that date, time, place and agenda of the subject meeting have been proclaimed and announced in issue dated 29.04.2004 and numbered 6039 of the Turkish Trade Registry Gazette and in issue dated 29.04.2004 and on page no.9 of Akşam Newspaper published throughout Turkey and in issue dated 29.04.2004 and on page no.5 of Tercüman Newspaper published throughout Istanbul respectively.

It is understood that total shares of 63.849.430.297 (Say, only sixty three billion eight hundred forty nine million four hundred thirty thousand two hundred ninety seven) have been present in the meeting in accordance with Attendance Table, namely 61.985.570.973 (Say, only sixty one billion nine hundred eighty five million five hundred seventy thousand nine hundred seventy three) shares in principal and 1.862.859.324 (Say, only one billion eight hundred sixty two million eight hundred fifty nine thousand three hundred twenty four) shares by proxy out of 112.876.818.369 (Say, only hundred twelve billion eight hundred seventy six million eight hundred eighteen thousand three hundred sixty nine) shares forming capital of the Company amounting to 112.876.818.269.000-TL (Say, only hundred twelve trillions, eight hundred and seventy six billions eight

hundred eighteen and two hundred sixty nine thousand) and so meeting quorum has been present accordingly.

The commissary of the Ministry of Industry and Trade has informed that the meeting can be held. Then, debate and discussion of meeting agenda has started:

1- **Ali ŞANAL** has been shown as nominee for the Chairmanship of the Presidency Council of Meeting and **Volkan HARMANDAR** and **M. Hurşit ZORLU** for Vote Collection Officials and **Mine ÇEVİK** for Meeting Secretary respectively. Vote has been cast and accepted unanimously.

   It has been proposed that minutes of meeting and related documents should be signed by the Presidency of Meeting Council on and for behalf of General Assembly of Shareholders and accepted unanimously.

2- The Board of Directors Activity Report, Auditing Board Report and Independent External Auditing Report related to 2003 calendar year have been read. Nobody has wanted to make speech in this respect.

   Under the Capital Market Board's arrangements, the consolidated Balance – Sheet dated 31.12.2003 and Income Statement belonging to 01.01.2003 – 31.12.2003 period, prepared in accordance with the International Financial Reporting Standards have been read and discussed, explanations have been made accordingly. Proposal of the Board of Directors of the Company concerning profit distribution has been adopted and it has been decided unanimously to distribute a cash dividend of gross 750 TL per each share of 1,000 TL nominal value totalling 84,657,613,701,750 TL (Say, only eighty four trillions six hundred fifty seven billions six hundred thirteen million seven hundred one thousand seven hundred fifty), in order to provide a gross profit distribution of 75% of the paid-in capital share

and, in addition, payment of profit share in accordance with provisions of Article No.62 of the Articles of Association, to the owners of redeemable stock in the amount of 1.374.410.706.090-TL and to the members of the Board of Directors of the Company in the amount of gross 3.367.306.229.920-TL; for the aforementioned profit share payments; as per the Income Tax Law Article No.94/6-b and in accordance with Corporate Tax Law Bulletin numbered 81, a net dividend payment in the amount equivalent to the gross dividend payment, without any tax deduction, for the shareholders who are full corporate tax payers in Turkey as well as limited corporate tax payers who receive dividends through an established business or a representative office in Turkey, and a dividend payment after 10% tax deduction for the other shareholders; to allocate the net profit remaining after deduction of legal obligations and liabilities to extraordinary reserve fund and that profit distribution should start from 14.June.2004 and in continuation with reports, to accept the balance – sheet and income statement and the proposed profit distribution unanimously.

3- Acquittal of each of the members of the Board of Directors of the Company for the 2003 calendar year activities has been separately voted. The members of the Board of Directors of the Company have been acquitted with unanimous vote of the present shareholders, without the participation of the respective member of the Board of Directors to his/her voting for acquittal. Acquittal of each of the members of the Auditing Board for the 2003 calendar year activities has been voted and has been accepted unanimously.

4- The proposal has been made with respect to the election of (13) members in place of members of the Board of Directors of the Company whose

term has expired. The following persons have been shown as nominees to the membership of the Board of Directors of the Company:

KAMİL YAZICI, İZZET ÖZİLHAN, TUNCAY ÖZİLHAN, SÜLEYMAN VEHBİ YAZICI, İBRAHİM YAZICI, TÜLAY AKSOY, GÜLTEN YAZICI, HÜLYA ELMALIOĞLU, NAİL ÖZKARDEŞ, AHMET MUHTAR KENT (as representative of Anadolu Endüstri Holding A.Ş.) ALI ZÜLFÜ TIGREL (as representative of Anadolu Endüstri Holding A.Ş.) METIN TOKPINAR (as representative of Anadolu Endüstri Holding A.Ş.), ALİ ŞANAL (as representative of Anadolu Endüstri Holding A.Ş.). Vote has been cast in this respect. It has been accepted unanimously that the shown nominees to be elected as the members of the Board of Directors of the Company for a term of one year and no fees to be paid for the period to members of the Board of Directors.

5- Proposal has been made to elect MUSTAFA UYSAL, ALI BAKI USTA and SAADETTIN İDEL as the Auditing Board for term of one year. Vote has been cast and has been accepted unanimously. Proposal has been made to pay an annual fee of 2.000.000.000- TL to the Auditors. Vote has been cast and has been accepted unanimously

6- Donations made in the amount of 4.201.940.000.000- TL in the year 2003, has been put forth to the knowledge of the shareholders.

7- Vote has been cast in respect with granting permission to members of the Board of Directors of the Company pursuant to provisions of Articles No.334 and No.335 of the Turkish Trade Code. Permission has been granted with unanimous vote.

8- Pursuant to provisions of Article No.14 of the regulations regarding the Capital Market Independent External Auditing published by the Capital

Market Board, proposal has been made by the Board of Directors to approve election of Güney Serbest Muhasebecilik Mali Müşavirlik A.Ş. to audit accounts and transactions related to 2004 fiscal year in place of independent auditing company whose term has expired at the end of 2003 fiscal year. Vote has been cast and has been accepted unanimously.

There have been no other issues to be discussed and therefore the meeting has ended.

Fevzi Ülker
The Ministry of
Industry and Trade Commissary

Ali ŞANAL
The Chairman of the
Presidency Council of the Meeting

Volkan Harmandar
M. Hurşit Zorlu
Vote Collection Officials

Mine Çevik
Meeting Secretary